MAIRS & POWER FUNDS TRUST
AMENDED AND RESTATED AGREEMENT
FOR INVESTMENT COUNSEL SERVICE

THIS AMENDED AND RESTATED AGREEMENT FOR INVESTMENT COUNSEL SERVICE (this “Contract”) is entered into this First day of June, 2017, by and between MAIRS & POWER, INC., a Minnesota corporation (the “Adviser”), and MAIRS & POWER FUNDS TRUST, a Delaware statutory trust (the “Trust”).

WHEREAS, the Trust and the Adviser have previously entered into an Agreement for Investment Counsel Services dated May 17, 2011, pursuant to which the Adviser performs investment advisory services to the Trust and its series (the “Advisory Agreement”), as well as an Amended and Restated Fund Administration Servicing Agreement, most recently amended effective January 1, 2016 (the “Administration Agreement”); and

WHEREAS, the Trust and the Adviser desire to amend and restate the Advisory Agreement to incorporate certain administrative services previously provided to the Trust and its series by the Adviser under the Administration Agreement and to make other related clerical updates.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and the performance herein required, the Trust and the Adviser hereby mutually agree as follows:
1.         APPOINTMENT OF ADVISER.
The Trust hereby appoints and employs the Adviser to act as investment adviser and provide administrative services for each separate series of the Trust identified on Appendix A hereto (each a “Fund”) for the term, with the duties, and subject to the conditions as provided in this Contract, and the Adviser hereby accepts such appointment and employment.  The parties may amend Appendix A from time to time to add or delete Funds.
2.         DUTIES OF ADVISER.
The Adviser shall furnish to each Fund such management, investment advisory, statistical and research facilities and services as may be required from time to time by the Fund.  The duties of the Adviser under this Contract shall not prevent the Adviser from rendering similar services to other persons, firms, trusts, corporations or other entities.
The Adviser shall also provide administrative services to the Trust and the Fund as set forth on Appendix B hereto, as such Appendix B may be amended by agreement of the Trust and the Adviser from time to time.  The Adviser shall provide appropriate personnel, office facilities, information technology, recordkeeping and other resources as necessary to carry out such administrative services.  The Adviser shall take all reasonable steps to minimize service interruptions and will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such interruptions at the expense of the Adviser.  The Adviser agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of data processing equipment to the extent appropriate equipment is available.  Representatives of the Trust shall be entitled to inspect the Adviser’s premises and operating capabilities at any time during regular business hours of the Adviser, upon reasonable notice to the Adviser.

It is recognized the officers of the Adviser may serve as officers of the Trust.  They shall receive no compensation as officers nor as trustees of the Trust, their compensation being limited to that which they receive from the Adviser.  The propriety of officers of the Adviser acting as officers and trustees of the Trust is fully recognized hereby and it is ratified and confirmed by the Trust and all its shareholders.
The Trust hereby agrees to indemnify the Adviser for any loss or liability which may be imposed upon the Adviser or its officers or directors by reason of any act or acts that are performed by them or any of them in the performance of this service or the within agreement as long as such act or acts shall have been performed in good faith.  However, nothing in this agreement shall be construed as protecting or purporting to protect the Adviser against any liability to the Trust or its security holders to which it would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties under this Contract.
3.         ALLOCATION OF EXPENSES.
Executive salaries, executive expenses and office rent are provided at no charge to the Funds as these costs are included in the Adviser’s management fee for the Funds.  All other expenses of operating and maintaining the Trust and the Funds including but not limited to attorneys and accountants fees, official fees of the Securities and Exchange Commission and state security regulators, printing, stationery, photocopying and postage expenses, and premiums on fidelity bonds and insurance, and other like expenses will be paid by the Trust directly to the recipient thereof.  The Adviser will assume all expenses of distribution, sales or promotion of the Funds unless, and only to the extent that, a Fund has adopted a plan of distribution and a distribution agreement pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Investment Company Act”) or any successor provision.
4.         COMPENSATION OF THE ADVISER.
With respect to each Fund, the Trust shall pay to the Adviser for its investment advisory and administrative services a fee, calculated for each day that this Contract is in effect, of (a) 1/365 of the Applicable Percentage of the daily closing net asset value of the Fund (or 1/366 of such rate in a leap year).  The Applicable Percentage for each Fund is set forth on Appendix A.  The fee shall be payable in arrears on the last day of each month during which this Contract is in effect.
5.         RECORDS.
The Adviser shall keep records relating to the services to be performed hereunder, in the form and manner, and for such period as it may deem advisable and is agreeable to the Trust but not inconsistent with the rules and regulations of appropriate government authorities, including Section 31 of the Investment Company Act and the rules thereunder.  The Adviser agrees that all such records prepared or maintained by the Adviser relating to the services to be performed by the Adviser hereunder are the property of the Trust and will be preserved, maintained, and made available in accordance with the Investment Company Act and the rules thereunder, and will be promptly surrendered to the Trust on and in accordance with its request.

6.         CONFIDENTIALITY.
The Adviser agrees on behalf of itself and its directors, shareholders, officers, and employees (1) to treat confidentially and as propriety information of the Trust (a) all records and other information relative to the Fund’s prior, present, or potential shareholders (and clients of said shareholders) and (b) any Nonpublic Personal Information, as defined under Section 248.3(t) of Regulation S-P (“Regulation S-P”), promulgated under the Gramm-Leach-Bliley Act (the “G-L-B Act”), and (2) except after prior notification to and approval in writing by the Trust, not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, or as otherwise permitted by Regulation S-P or the G-L-B Act, and if in compliance therewith, the privacy policies adopted by the Trust and communicated in writing to the Adviser.  Such written approval shall not be unreasonably withheld by the Trust and may not be withheld where the Adviser may be exposed to civil or criminal contempt or other proceedings for failure to comply after being requested to divulge such information by duly constituted authorities.

7.         EFFECTIVE DATE, DURATION AND TERMINATION OF THIS CONTRACT.
(a)         This Contract shall remain in effect with respect to each Fund (unless terminated as hereinafter provided) until July 1, 2018 and from year to year thereafter; provided that this Contract shall continue in effect after July 1, 2018 with respect to a Fund only as long as
(1)         such continuance is specifically approved with respect to that Fund at least annually by either (A) the Board of Trustees of the Trust, or (B) “vote of a majority of the outstanding voting securities” (as defined in Section 2 (a) (42) of the Investment Company Act) of the Fund, and
(2)         the terms of this Contract are approved with respect to that Fund at least annually by the vote of a majority of the Trustees of the Trust, who are not parties to the Contract or “interested persons” of any such party (as such terms are used in Section 15 (c) of the Investment Company Act) cast in person at a meeting called for the purpose of voting on such approval.
(b)         This Contract may be terminated with respect to a Fund at any time without the payment of any penalty by vote of the Board of Trustees of the Trust or by “vote of a majority of the outstanding voting securities” (as defined in Section 2 (a) (42) of the Investment Company Act) of that Fund, or by the Adviser, in each case upon sixty calendar days’ prior written notice to the other party to the Contract.

(c)         This Contract shall terminate automatically with respect to a Fund in the event of its “assignment” (as defined in Section 2 (a) (4) of the Investment Company Act).
8.         AMENDMENTS.
This Contract may be amended at any time or from time to time by an instrument in writing signed by a duly authorized officer of the Trust and by the Adviser, but no material amendment to this Contract shall be effective with respect to a Fund until
(1)         such amendment is approved by the affirmative “vote of a majority of the outstanding voting securities” (as defined in Section 2 (a) (42) of the Investment Company Act) of that Fund, and
(2)         the terms of such amendment are approved by the vote of a majority of the Trustees of the Trust, who are not parties to the Contract or “interested persons” of any such party (as such terms are used in Section 15 (c) of the Investment Company Act), cast in person at a meeting called for the purpose of voting on such approval.
MAIRS & POWER FUNDS TRUST, on behalf of each of the Funds named on Appendix A

By /s/ Mark L. Henneman
President

MAIRS & POWER, INC.

By /s/ Jon A. Theobald
Chief Executive Officer

Appendix A to Mairs & Power Funds Trust
Agreement for Investment Counsel Service

Fund(s) Subject to Agreement	“Applicable Percentage” Under Section 4

Mairs and Power Balanced Fund	0.60%

Mairs and Power Growth Fund	0.60% on the first $2.5 billion of net asset value and 0.50% on the net asset value in excess of $2.5 billion

Mairs and Power Small Cap Fund	0.90%

In the case of Balanced Fund and Growth Fund, in the event that the total expenses incurred by the Fund in any fiscal year, excluding interest, taxes, brokerage commissions and extraordinary litigation costs, but including payments to the Adviser, shall exceed 1 ½% of the first $30 million dollars and 1% of the balance of the average value of the net assets of the Fund during said fiscal year, based upon computations of such value made as of the close of business on the last valuation day of each month during such fiscal year, then the Adviser agrees to bear to the extent of compensation paid to the Adviser by the Fund, such excess expenses.

Appendix B to Mairs & Power Funds Trust
 Agreement for Investment Counsel Service

The Adviser shall provide the following administrative services to the Funds.  Certain of the compliance, financial reporting and audit and tax reporting services listed below may by provided by the Adviser in conjunction with the Funds’ administrator, U.S. Bancorp Fund Services, LLC.

A.	General Fund Management
1.	Act as liaison among all Fund service providers.
2.	Coordinate board activities by:
a.	Assisting in establishing meeting agendas.
b.	Preparing board reports based on financial and administrative data.
c.	Securing and monitoring fidelity bond and trustees and officers’ liability coverage.
3.	Coordinate shareholder meetings by:
a.	Assisting in the preparation and mailing of shareholder communications, including proxy materials.
b.	Assisting with the scheduling and conduct of shareholder meetings.
4.	Website maintenance
a.	Monitor website for compliance and accuracy.
b.	Update on a monthly basis with current information.
c.	Maintain back-up of website on a monthly basis.
5.	Prepare and administer contracts on behalf of the Funds.
6.	Assist in the overall operations of each Fund.
B.	Compliance
1.	Investment Company Act Compliance:
a.	Assist in updating and monitoring compliance with each Fund’s policies and procedures adopted pursuant to Rule 38a-l of the Investment Company Act (the “Fund’s Policies and Procedures”).
b.	Employ the services of a person to act in the capacity of Chief Compliance Officer of each Fund, who shall be responsible for administering each Fund’s Policies and Procedures.
c.	Periodically monitor compliance with Investment Company Act requirements, including:
1)	Asset diversification tests
2)	Maintenance of books and records under Rule 31a‑3

3)	Code of ethics
d.	Periodically monitor each Fund’s compliance with the policies and investment limitations of that Fund as set forth in its prospectus and statement of additional information.
2.	SEC Registration and Reporting
a.	Assist in updating the prospectus and statement of additional information.
b.	Assist in preparing annual and semiannual reports to shareholders.
c.	Assist in preparing and filing all forms required to be filed by the Fund with the SEC.
3.	IRS Compliance
a.	Assist in monitoring the Fund’s status as a registered investment company under Subchapter M:
1)	Asset diversification requirements
2)	Qualifying income requirements
3)	Distribution requirements
b.	Review required distributions to shareholders.
C.	Financial Reporting and Audits
1.
Review each Fund’s custodian and accountants in the maintenance of the Fund’s general ledger and in the preparation of each Fund’s financial statements, including oversight of expense accruals and payments, the determination of a Fund’s net asset value, and the declaration and payment of dividends and other distributions to shareholders.

2.	Review financial data required for each Fund’s prospectus and statement of additional information and semi-annual reports to shareholders.
3.	Provide information to each Fund’s independent auditors to facilitate the audit process.
4.	Prepare financial and statistical reports, as requested by the Board.
D.	Tax Reporting
1.	Review and file appropriate federal and state tax returns including forms 1120/8613 with any necessary schedules.
2.	Review state income breakdowns where relevant.
3.	Prepare and file state sales and use tax returns.